Exhibit 99.1

JAGUAR MINING INC.

Condensed Interim Consolidated Financial Statements

June 30, 2011 and 2010

(unaudited)

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

(unaudited)
		June 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	Note 9	$125,400	$39,223
Inventory		30,982	31,495
Prepaid expenses and sundry assets	Note 4	37,324	24,523
Derivatives	Note 5(a)	197	168
		193,903	95,409

Prepaid expenses and sundry assets	Note 4	46,965	48,582
Net smelter royalty		1,006	1,006
Restricted cash		908	908
Property, plant and equipment		368,178	348,815
Mineral exploration projects		78,161	74,658

		$689,121	$569,378

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$35,472	$27,853
Notes payable	Note 6	20,402	26,130
Income taxes payable		19,898	16,677
Reclamation provisions		2,312	2,167
Deferred compensation liabilities		2,628	2,436
Other liabilities		1,065	704
		81,777	75,967

Notes payable	Note 6	224,706	140,664
Option component of convertible notes	Note 5(b)	39,841	28,776
Deferred income taxes		1,468	215
Reclamation provisions		20,098	17,960
Deferred compensation liabilities		1,370	4,829
Other liabilities		81	497
Total liabilities		369,341	268,908

Shareholders' equity
Share capital		369,747	369,747
Stock options		11,621	13,054
Contributed surplus		3,334	1,901
Deficit		(64,922)	(84,232)
Total equity attributable to equity shareholders of the Company		319,780	300,470

Commitments	Notes 5,10
		$689,121	$569,378

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

The accompanying notes are an integral part of these interim consolidated financial statements.

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)
		Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010

Gold sales		$60,557	$36,853	$115,697	$77,522
Production costs		(36,837)	(25,683)	(69,893)	(50,823)
Stock-based compensation		(28)	(253)	(23)	(380)
Depletion and amortization		(10,843)	(8,785)	(21,963)	(16,783)
Gross profit		12,849	2,132	23,818	9,536

Operating expenses:
Exploration		717	1,171	1,051	2,279
Stock-based compensation		(393)	1,945	(3,084)	1,175
Administration		5,419	4,819	10,674	9,116
Management fees	Note 8(a)	363	297	524	636
Amortization		313	126	670	250
Other		234	329	1,071	1,018
Total operating expenses		6,653	8,687	10,906	14,474

Income (loss) before the following		6,196	(6,555)	12,912	(4,938)

Loss (gain) on derivatives	Note 5(a)	(126)	(61)	(413)	192
Loss (gain) on conversion option embedded in convertible debt	Note 5(b)	(9,180)	7,656	(7,840)	(24,849)
Foreign exchange loss (gain)		(6,527)	1,011	(9,616)	1,575
Accretion expense		624	276	1,194	566
Interest expense		7,074	4,316	12,757	8,344
Interest income		(2,867)	(1,146)	(4,332)	(2,507)
Gain on disposition of property		(472)	(4,956)	(998)	(5,453)
Other non-operating expenses		(128)	-	(321)	-
Total other expenses (income)		(11,602)	7,096	(9,569)	(22,132)

Income (loss) before income taxes		17,798	(13,651)	22,481	17,194
Income taxes
Current income taxes		1,428	139	1,933	2,523
Deferred income taxes		784	448	1,238	2,091
Total income taxes		2,212	587	3,171	4,614

Net income (loss) and comprehensive income (loss) for the period		$15,586	$(14,238)	$19,310	$12,580

Basic earnings (loss) per share	Note 7	$0.18	$(0.17)	$0.23	$0.15
Diluted earnings (loss) per share	Note 7	$0.18	$(0.17)	$0.23	$0.15

Weighted average number of common shares outstanding - basic	Note 7	84,373,648	84,128,483	84,373,648	84,062,278
Weighted average common shares outstanding - diluted	Note 7	84,376,376	84,128,483	84,377,786	84,062,278

The accompanying notes are an integral part of these interim consolidated financial statements.

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss) for the period	$15,586	$(14,238)	$19,310	$12,580
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange loss (gain)	(3,955)	2,307	(6,749)	2,705
Stock-based compensation expense (recovered)	(365)	2,198	(3,061)	1,555
Interest expense	7,074	4,316	12,757	8,344
Accretion of interest income	(94)	-	(188)	-
Accretion expense	624	276	1,194	566
Income taxes	(104)	-	(104)	-
Deferred income taxes	784	448	1,238	2,091
Depletion and amortization	11,156	8,911	22,633	17,033
Unrealized loss (gain) on derivatives	(28)	473	(29)	1,172
Unrealized loss (gain) on option component of convertible note	(9,180)	7,656	(7,840)	(24,849)
Gain on disposition of property	-	(4,625)	-	(4,625)
Reclamation expenditure	(8)	(995)	(26)	(1,074)
	21,490	6,727	39,135	15,498
Change in non-cash operating working capital
Inventory	(1,334)	(3,343)	933	(1,134)
Prepaid expenses and sundry assets	(5,420)	(2,545)	(7,476)	(5,482)
Accounts payable and accrued liabilities	4,697	940	5,380	3,464
Income taxes payable	2,315	206	3,325	1,005
Deferred compensation liability	(83)	-	(244)	-
	21,665	1,985	41,053	13,351
Financing activities:
Issuance of common shares	-	450	-	1,952
Increase in restricted cash	-	-	-	(800)
Repayment of debt	(4,117)	(3,464)	(7,935)	(3,533)
Increase in debt	-	7,575	99,313	11,116
Interest paid	(4,254)	(4,942)	(4,615)	(5,091)
Other liabilities	7	62	(55)	226
	(8,364)	(319)	86,708	3,870
Investing activities
Short-term investments	-	(51)	-	(5,862)
Mineral exploration projects	(2,266)	(4,256)	(4,611)	(6,120)
Purchase of property, plant and equipment	(23,735)	(32,207)	(41,602)	(67,270)
	(26,001)	(36,514)	(46,213)	(79,252)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	2,557	(1,581)	4,629	(601)
Increase (decrease) in cash and cash equivalents	(10,143)	(36,429)	86,177	(62,632)
Cash and cash equivalents, beginning of period	135,543	95,053	39,223	121,256
Cash and cash equivalents, end of period	$125,400	$58,624	$125,400	$58,624

Supplemental cash flow information

The accompanying notes are an integral part of these interim consolidated financial statements.

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

(unaudited)
		Common Shares		Stock Options	Contributed Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance, January 1, 2010	83,714,648	365,667	4,596,500	14,762	1,167	(106,409)	275,187
Exercise of stock options	489,000	2,762	(489,000)	(810)	-	-	1,952
Stock - based compensation	-	-	-	158	-	-	158
Net income	-	-	-	-	-	12,580	12,580
Balance, June 30, 2010	84,203,648	368,429	4,107,500	14,110	1,167	(93,829)	289,877

Balance, January 1, 2011	84,373,648	369,747	3,777,500	13,054	1,901	(84,232)	300,470
Vested options expired	-	-	(575,000)	(1,363)	1,363	-	-
Vested options expired upon termination	-	-	(20,000)	(70)	70	-	-
Net income	-	-	-	-	-	19,310	19,310
Balance, June 30, 2011	84,373,648	369,747	3,182,500	11,621	3,334	(64,922)	319,780

The accompanying notes are an integral part of these interim consolidated financial statements.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

1.    Nature of Business:

Jaguar Mining Inc. (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is 100 King Street West, Suite 4400, 1 First Canadian Place, Toronto, Ontario, M5X 1B1.
These condensed interim consolidated financial statements of the Company as at and for the three and six months ended June 30, 2011 include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and Mineração Chega Tudo Ltda. (“MCT”).  All significant intercompany accounts and transactions have been eliminated on consolidation.

The activities of the Company are directed towards developing and operating mineral projects in Brazil.

2.    Basis of Preparation:

(a)  Statement of compliance:

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011.

As the 2011 interim financial statements are the Company’s first consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) have been included in the March 31,2011 interim consolidated financial statements for the comparative annual period.

These condensed interim consolidated financial statements should be read in conjunction with both the Company’s 2010 annual financial statements and with consideration of the IFRS transition disclosures included in Note 11 to the March 31, 2011 interim consolidated financial statements.

These condensed consolidated financial statements were authorized for issue by the audit committee on August 4, 2011.

(b)  Basis of measurement:

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments and liabilities associated with certain long-term incentive plans, which are stated at fair value.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

(c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Company’s functional currency.  All financial information presented in United States dollars has been rounded to the nearest thousand.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period.  Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain.  Changes in those estimates could materially impact these consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized in these consolidated financial statements are discussed below:

(i)	IFRS 1 elections on transition to IFRS:

IFRS 1 elections have been applied by management where applicable to the Company’s consolidated financial statements.  These elections impact the Company’s retrospective application of IFRS.  (See Note 11.)

(ii)	Unit of production depletion and amortization:

The Company’s mineral exploration projects and mining properties are depleted and amortized on a unit-of-production basis, which bases the calculations on the expected amount of recoverable reserves.  If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plans due to reductions in the price of gold or unexpected production costs increases, thereby resulting in the amount of reserves expected to be recovered to be reduced; the Company could be required to write-down the carrying value of its mineral exploration projects and mining properties and would be required to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

(iii)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs charged to earnings include labour, benefits, material and other product costs.  The assumptions used in the impairment assessment of gold in process inventory include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recorded and an assumed gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventory, which could reduce the Company’s earnings and working capital.

(iv)	Mine reserve estimates:

A mine reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the Company’s mining properties.  In order to calculate reserve estimates, estimates and assumptions are required about a range of geological, technical and economic factors, including; quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates.  The Company is required to determine and report mine reserves in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum standards.

Estimates of mine reserves may change as estimates and assumptions change and as additional geological data is generated during the course of operations.  Changes in mine reserve estimates may affect carrying values of the Company’s inventory, property, plant and equipment, mineral exploration projects, reclamation provisions and deferred income taxes.

(v)	Capitalization of mineral exploration projects:

The Company’s accounting policy for exploration costs results in certain items being capitalized according to the expected recoverability of the projects.  This policy requires management to make certain estimates and assumption as to future events and circumstances, in particular whether an economically viable extraction operation can be established.  Any such estimates and assumptions may change as new information becomes available.  If, after having capitalized the costs, a judgment is made that recovery of the costs is unlikely, the relevant capitalized amount will be written off to earnings.

(vi)	Production start date:

The Company assesses the stage of each mineral exploration project to determine when a mine is substantially complete and ready for its intended use.  Once this stage is obtained, amortization of the mine will commence.  The Company considers various criteria to assess when the mine has reached the production stage, including completion of a reasonable amount of testing of the mine plant and equipment, and the ability to sustain ongoing production of gold in a saleable form.The judgment used to apply these criteria could impact the amortization commencement date.

(vii)	Reclamation provision:

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful lives.  The Company recognizes management’s estimates of the fair values of liabilities for reclamation provisions in the period in which they are incurred.  A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.  Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the period is expensed.  Over time, the reclamation provision will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

(viii)	Stock-based compensation:

The Company includes an estimate of forfeitures, share price volatility, expected life and risk-free interest rates in the calculation of the liability for certain long-term incentive plans.  These estimates are based on previous experience and may change throughout the life of an incentive plan.  Such changes could impact the carrying value of the deferred compensation liability, mineral exploration projects, inventory and earnings.

(ix)	Determination of functional currency:

The functional currency of the Company has been assessed by management based on  consideration of the currency and economic factors that mainly influence the Company’s gold sales, production and operating costs, financing and related transactions.  Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(x)	Capitalization of borrowing costs:

Borrowing costs are identified for capitalization to property, plant and equipment construction projects until such time that the constructed asset is substantially complete and ready for its intended use.Borrowing costs related to specific borrowings are identified for capitalization to mineral exploration projects until such time that the mine is substantially complete and ready for its intended use.Amounts to be capitalized are estimated based on costs incurred to date and the interest rate of specific borrowings or the weighted average borrowing costs of general borrowings.  The judgment used to identify mines or assets that require capitalization of borrowing costs could impact the carrying value of those assets, depletion and amortization and interest expense.

(xi)	Identification of impairment:

The Company considers, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, or property, plant and equipment.  For producing mining properties, this assessment is based on the expected future cash flows to be generated from the asset.  For non-producing mining properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral explorations projects, or property, plant and equipment, which would reduce the Company’s earnings and net assets.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

(xii)	Recoverable taxes:

In Brazil, the Company is due refunds of certain taxes based on consumption, of which the timing of realization is uncertain.  If these recoverable taxes are not collected, it could reduce the carrying value of these assets.

3.	Significant Accounting Policies:

(a)	Existing accounting policies:

(i)	Basis of consolidation:

Subsidiaries are entities controlled by the Company.  The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.  The accounting policies of the subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(ii)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents.  Cash held on deposit as security is classified as restricted cash.

(iii)	Short-term investments:

Short-term investments include short-term money market instruments with terms to maturity at the date of the acquisition of between three and twelve months. Short-term investments are classified as fair value through profit or loss (“FVTPL”) and recorded at fair value.

(iv)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of the average total production cost or net realizable value.  Production costs include direct labour, employee benefits, direct material and other direct product costs including depletion and amortization.  Net realizable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion.

Raw materials and mine operating supplies are stated at the lower of cost, on a first-in, first-out basis, or net realizable value.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is monitored and the engineering estimates are refined based on actual results over time.  The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

(v)	Net smelter royalty:

The Company records its net smelter royalty at cost.  Amortization of the net smelter royalty is calculated on a unit of production basis.  Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

(vi)	Property, plant and equipment:

The Company’s property, plant and equipment are recorded at cost less accumulated amortization and accumulated impairment losses.  Amortization is recorded over the estimated useful lives of the assets, after taking into account residual values as follows:

Processing plants	- over the plant life, straight line
Vehicles	- 5 years, straight line
Equipment	- 5 -10 years, straight line
Leasehold improvements	- over term of lease, straight line
Mining properties	- unit of production method1

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.  Amortization is adjusted prospectively if there is a change in useful lives, reserve base or residual values.

1Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the mine’s estimated and economically proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

(vii)	Impairment:

The carrying value of all categories of property, plant and equipment, mineral exploration projects and net smelter royalty are reviewed at each reporting date for impairment whenever events or circumstances indicate the recoverable amount may be less than the carrying amount.  The recoverable amount is the greater of its value in use and its fair value less cost to sell.

Value in use is based on estimates of discounted future cash flows expected to be recovered from an asset or the smallest group of assets that largely generates independent cash inflows (cash generating units or “CGUs”) through their use.  Estimated future cash flows are calculated using estimates of future recoverable reserves and resources, future commodity prices and expected future operating and capital costs.  Once calculated, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal.  Costs of disposal are incremental costs directly attributable to the disposal of an asset or CGU, excluding finance costs and income tax expense.

An impairment loss is recognized when the carrying value of an asset held for use exceeds its estimated recoverable amount.  Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.  Impairment losses are recognized in other expenses.Assumptions, such as gold price, discount rate, and expenditures underlying the fair value estimates are subject to risks and uncertainties.  Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion or amortization, if no impairment loss had been recognized.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

(viii)	Mineral exploration projects:

The Company classifies exploration costs as green field or brown field according to the expected recoverability of the projects.  Green field costs are exploration costs from the first evaluation of the target area through to the completion of a scoping study.  All costs related to green field are expensed and included in exploration costs in the consolidated statements of operations and comprehensive income.

Exploration costs, subsequent to confirmation of an area’s potential, are classified as brown field.  The Company considers its brown field exploration costs to have the characteristics of property, plant and equipment.  As such, the Company defers brown field exploration costs, including acquisition costs, interest on specific borrowings, field exploration and field supervisory costs relating to specific properties until those properties are brought into production.

After a mine property has been brought into development the related costs will be transferred to property, plant and equipment.  When a specific property has been brought into production the deferred costs will be amortized on a unit of production basis based on their estimated economic life or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made.

The recoverability of the amounts shown for mineral exploration projects is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet obligations under various agreements, and the success of future operations or dispositions.  If a project does not prove viable, all unrecoverable costs associated with the project net of any related impairment provisions are written off.

(ix)	Income taxes:

Income taxes expense comprises current and deferred income taxes.  Income taxes expense is recognized in the statement of operations and comprehensive income except to the extent that it relates to items recognized directly in equity.

Current income taxes

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred income taxes

The Company accounts for income taxes under the asset and liability method.  Under this method of tax allocation, deferred income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

Deferred income taxes are measured using the tax rates that are expected to be in effect when the temporary differences are likely to reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  The effect on deferred income tax assets and liabilities of a change in tax rates is included in earnings in the period in which the change is substantively enacted.  The amount of deferred income tax assets recognized is limited to the amount that is probable to be realized.

(x)	Reclamation provision:

The Company recognizes a provision arising from legal and constructive obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.  A reclamation provision is a monetary item that is recorded in the period in which it is incurred and is estimated based on the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices.  These estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.  When the reclamation provision is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.  The Company amortizes the amount added to the asset using the amortization method established for the related asset.  The amortization expense is included in the statement of operations and comprehensive income and accounted for in depletion and amortization.  An accretion expense in relation with the discounted provision over the remaining life of the mining properties is accounted for in the statement of operations and comprehensive income and added to the reclamation provision.  The provision is adjusted at the end of each reporting period to reflect the passage of time, changes in foreign exchange rates, specific risks and changes in the estimated future cash flows underlying the obligation.  Upon settlement of the liability, a gain or loss is recorded.

(xi)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries.  Monetary assets and liabilities of the Company's Brazilian operations are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange.  Transactions in foreign currencies are translated at the actual rates of exchange.  Foreign currency gains and losses are recognized in earnings.

(xii)	Revenue recognition:

The Company produces gold doré which is further refined by a third party and sold to international banks and other financial institutions.  Revenue is recognized when title is transferred, delivery is completed, and when the Company has reasonable assurance with respect to measurement and collectability.

(xiii)	Stock-based compensation:

The Company has stock-based compensation plans, which are described in Notes 13 and 14 to the annual financial statements.  The Company accounts for all equity-settled stock-based payments using a fair value based method incorporating the Black-Scholes model.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period.  The amount recognized as an expense is adjusted to reflect any changes in the Company’s estimate of the shares that will eventually vest and the effect of any non-market vesting conditions.

The Company treats awards that call for settlement in cash, including share appreciation rights and performance awards, as liabilities. The value of these liabilities is re-measured at each reporting period at fair value.  Any gains or losses on re-measurement are recorded in the Statement of Operations and Comprehensive Income.  For any changes in the estimated forfeiture of the awards, the accrued compensation cost will be adjusted in the period of the change of estimate.

Share-based payment arrangements in which the Company receives goods or services as consideration are measured at the fair value of the good or service received, unless that fair value cannot be estimated reliably.

(xiv)	Earnings per share:

Basic earnings per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The dilutive effect of outstanding options and warrants and their equivalents are reflected in diluted earnings per share by the application of the treasury method. The computation of diluted earnings per share assumes conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.

(xv)	Stripping costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a future economic benefit to the mineral property.  Charges represent a future economic benefit to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity.  The Company capitalizes costs related to future economic benefits to the mineral property.  The charges are amortized over the reserve accessed by the stripping activity using the unit of production method.

(xvi)	Financial instruments - recognition and measurement:

The Company classifies all financial instruments as either held-to-maturity, fair value through profit or loss, loans and receivables, available for sale, or other financial liabilities.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to earnings in the period in which they arise.

•	FVTPL financial instruments are carried at fair value with changes in fair value charged or credited to earnings in the period in which they arise.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to earnings using the effective interest method.  Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or amortized cost, net of transaction costs and any embedded derivatives that are not closely related to the financial liability, depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to earnings using the effective interest method.

•	The following is a summary of the financial instruments outstanding and classifications as at June 30, 2011:

Cash and cash equivalents	Loans and receivables
Restricted cash	Loans and receivables
Derivative asset	FVTPL
Accounts payable and accrued liabilities	Other liabilities
Notes payable	Other liabilities
Option component of convertible notes	FVTPL

The Company has used certain derivative financial instruments, principally forward sales contracts and commodity option contracts, to manage commodity price exposure on gold sales; and forward foreign exchange contracts to manage exposure to changes in foreign exchange rates.  Derivative financial instruments are used for risk management purposes and not for generating trading profits.  Derivative financial instruments are not accounted for as hedges.  Unrealized gains and losses on the derivative financial instruments are recognized in the Statement of Operations and Comprehensive Income.  Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price.  Unrealized gains and losses on forward foreign exchange contracts are a result of the difference between the forward currency contract price and the spot price of the Brazilian reais (R$).

(xvii)	Borrowing costs:

Borrowing costs directly related to the financing of qualifying capital projects under construction are added to the capitalized cost of those projects during the construction phase, until such time that the assets are substantially ready for their intended use or sale; which in the case of mining properties, is when they are capable of commercial production.  Specific borrowings to finance a project are capitalized as the actual borrowing costs are incurred.  Interest expense on general borrowings is capitalized to qualifying capital projects using a weighted average of the borrowing costs applicable to the Company during the period.

All other borrowing costs, including the foreign currency translation on the principal borrowed, are recognized in the Statement of Operations and Comprehensive Income in the period in which they are incurred.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

(b)	Accounting standards and interpretations issued but not yet implemented:

A number of new standards, and amendments to the standards and interpretations, are not yet effective for the year ending December 31, 2011, and have not been applied in preparing these consolidated financial statements.

Management does not currently expect that the implementation of these new standards are expected to have a significant impact, except for IFRS 9 Financial Instruments: Classification and Measurement, effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, which introduces new requirements for the classification and measurement of financial instruments.  Management anticipates that this standard will be adopted in the Company’s financial statements for the period beginning January 1, 2013 and has not yet considered the potential impact of the adoption of IFRS 9.

4.	Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment.  These taxes are recoverable from the Brazilian tax authorities through various methods.  As at June 30, 2011 total recoverable taxes denominated in Brazilian reais (R$) amounted to R$117.9 million ($75.5 million), (December 31, 2010 - R$109.3 million ($65.6 million.)

5.	Risk Management Policies:

(a)	Derivative financial instruments:

(i)	Commodity option contracts:

During the six months ended June 30, 2011 the Company sold European style commodity gold call options. As at June 30, 2011 no put and call gold option contracts were outstanding (December 31, 2010 - $nil).  Included in the Statement of Operations and Comprehensive Income for the six months ended June 30, 2011 are $194,000 of realized losses on commodity option derivatives (six months ended June 30, 2010 - $nil).

(ii)	Forward foreign exchange contracts:

As at June 30, 2011, the Company has forward foreign exchange contracts to purchase Brazilian reais as follows:

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$
29-Jul-11	$1,000	R $	1,619
31-Aug-11	1,000		1,629
31-Aug-11	1,000		1,611
30-Sep-11	1,000		1,621
30-Sep-11	1,000		1,657
28-Oct-11	1,000		1,652
30-Nov-11	1,000		1,663
	$7,000	R $	11,452

As at June 30, 2011, derivative assets include $197,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts (December 31, 2010 - $168,000). Included in the Statements of Operations and Comprehensive Income are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
Unrealized (gain) loss	$(29)	$473	$(29)	$1,172
Realized gain	(315)	(534)	(578)	(980)
	$(344)	$(61)	$(607)	$192

(b)	Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities:

a.	Level 1 - quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.
Level 2 - inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.	Level 3 - one or more significant inputs used in a valuation technique are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available.  The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

The fair values of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at June 30, 2011 and December 31, 2010 are as follows:

June 30, 2011
Financial assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives
Forward foreign exchangecontracts	$-	$197	$-

December 31, 2010
Financial assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives
Forward foreign exchange contracts	$-	$168	$-

June 30, 2011
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Option component of convertible notes	$-	$-	$39,841

December 31, 2010
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Option component of convertible notes	$-	$-	$28,776

The option component of the convertible notes (Note 6) are fair valued using the Crank - Nicolson valuation model and requires inputs, such as volatility and credit spread, that are both unobservable and significant and therefore is categorized as Level 3 in the fair value hierarchy.

The table below summarizes a sensitivity analysis for the inputs of volatility and credit spread as at June 30, 2011 and December 31, 2010 with all other variables held constant. It shows how the option component of the convertible notes and net income would have been affected by changes in these relevant risk variables that were reasonably possible at that date.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

Impact to option component of convertible notes:

Assumption	Change for Sensitivity Analysis	Pre-tax impact of change as at June 30, 2011	Pre-tax impact of change as at December 31, 2010
Volatility	5% increase	$4,901	$3,559
	5% decrease	$(4,677)	$(2,934)
Credit spread	1% increase	$716	$636
	1% decrease	$(750)	$(661)

The carrying amount of the option components of the convertible notes was $39.8 million at June 30, 2011 (December 31, 2010 - $28.8 million).  The change in fair value of $9.2 million for the three months ended June 30, 2011 is shown as a gain on conversion option embedded in convertible debt in the statements of operations and comprehensive income (three months ended June 30, 2010 - $7.7 million loss.)  The change in fair value of $7.8 million for the six months ended June 30, 2011 is shown as a gain on conversion option embedded in convertible debt in the statements of operations and comprehensive income (six months ended June 30, 2010 - $24.8 million gain.)

	June 30, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents1	$125,400	$125,400	$39,223	$39,223
Restricted cash1	908	908	908	908
Derivatives2
Forward foreign exchange contracts	197	197	168	168

Financial Liabilities
Accounts payable and accrued liabilities1	35,472	35,472	27,853	27,853
Notes payable3	245,108	220,063	166,794	150,162
Option component of convertible notes4	39,841	39,841	28,776	28,776
Deferred compensation liabilities5	3,998	3,998	7,265	7,265

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

1.
Cash and cash equivalents and restricted cash are recorded at their carrying values.  Short-term investments are recorded at fair value.  Accounts payable and accrued liabilities approximate their fair values due to their immediate or short term to maturity.

2.	The fair value of derivative contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated as follows:

•
For forward foreign exchange contracts by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

•	For options using a modified Black-Scholes model.

3.
The fair value of the other notes payable was based on their market price, if available.  If a market price is not available then the fair value is determined by discounting the future cash liabilities at the current market rate of interest available to the Company.

4.	The option component of the convertible notes (Note 6) is recorded at fair value. Fair value of the conversion option feature was measured using the Crank-Nicolson model.
5.
The fair value of stock appreciation rights (”SAR”) liabilities is measured using the Black-Scholes model and is recognized over the service or vesting period.The carrying value, measured using intrinsic value, of the Deferred Stock Unit (“DSU”) and Restricted Stock Unit (“RSU”) liabilities approximates their fair values.

6.	Notes Payable:

	June 30,	December 31,
	2011	2010
Bank indebtedness	$23,443	$31,373
CVRD note	7,902	7,968
4.5% convertible notes	131,815	127,453
5.5% convertible notes (a)	81,948	-
Total notes payable	$245,108	$166,794
Less: current portion	20,402	26,130
Long-term portion	$224,706	$140,664

Fair value of notes payable	$220,063	$150,162

(a)	5.5% convertible notes:

During February 2011, the Company issued $103.5 million of 5.5% senior unsecured convertible notes.

The Company received net proceeds of approximately $99.3 million.  The notes bear interest at 5.5% per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011, and mature on March 31, 2016.  The notes have an initial conversion rate of 132.4723 Jaguar Mining Inc. common shares per US$1,000 principal amount of notes, representing an initial conversion price of approximately US$7.55 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes are convertible at any time prior to maturity. Upon conversion, the Company may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes.  The Company will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

The Company initially allocated $19.0 million of the net proceeds to the conversion option component of the convertible notes since it is treated as a derivative liability and carried at fair value with changes in fair value recorded in the Statement of Operations and Comprehensive Income (see Note 5(b)).  The remaining portion of the net proceeds of $80.3 million was allocated to the note component of the convertible notes issuance and is measured at amortized cost using the effective interest method.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

7.   Basic and Diluted Earnings per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Numerator
Net income (loss) for the period	$15,586	$(14,238)	$19,310	$12,580

Denominator
Weighted average number of common shares outstanding - basic	84,374	84,128	84,374	84,062
Dilutive effect of options	2	-	4	-
Weighted average number of common shares outstanding - diluted	84,376	84,128	84,378	84,062

Basic earnings (loss) per share	$0.18	$(0.17)	$0.23	$0.15
Diluted earnings (loss) per share	$0.18	$(0.17)	$0.23	$0.15

The determination of the weighted average number of common shares outstanding for the calculation of diluted net earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive.

Options and convertible notes considered anti-dilutive (in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Options	3,467	4,175	3,476	4,352
Convertible notes (Note 6)	26,650	12,941	23,620	12,941
	30,117	17,116	27,096	17,293

8.      Related Party Transactions:

(a)
The Company incurred fees of $524,000 for the six months ended June 30, 2011 (six months ended June 30, 2010 - $636,000) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by two officers of the Company, with which the Company entered into a service agreement with IMSE to render senior management services.  The fees are included in management fees in the statements of operations and comprehensive income.  The agreement will expire on December 31, 2011.

(b)
The Company incurred occupancy fees of $90,000 for the six months ended June 30, 2011 (six months ended June 30, 2010 - $90,000) to Brazilian Resources Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  As at June 30, 2011 prepaid expenses and sundry assets include $40,000 due from BZI relating to leasehold improvements paid by the Company (December 31, 2010 - $70,000).

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

In September 2010, the Company’s offices in Belo Horizonte moved to a new location. The Company recognized rental income of $62,000 from BZI for the use of administrative offices for the six months ended June 30, 2011 (six months ended June 30, 2010 - $nil).  As at June 30, 2011 prepaid expenses and sundry assets include $95,000 due from BZI relating to rental income (December 31, 2010 - $29,000).

The Company also incurred consulting fees and administrative service charges of $150,000 from BZI for the six months ended June 30, 2011 (six months ended June 30, 2010 - $68,000). The occupancy costs, consulting fees and administrative service fees are included in the Statements of Operations and Comprehensive Income.  The Company also charged BZI consulting fees of $32,000 for the six months ended June 30, 2011 (six months ended June 30, 2010 - $nil).  As at June 30, 2011 prepaid expenses and sundry assets includes $24,000 due from BZI (December 31, 2010 - $nil).

(c)
As at June 30, 2011 prepaid expenses and sundry assets include $39,000 from Prometálica Centro Oeste Mineração Ltda (“PCO”) (December 31, 2010 - $16,000) relating to rental of temporarily idle equipment and the use of administrative offices in 2008 and the sale of raw materials in 2011.  PCO is controlled by IMS, a founding shareholder of the Company.

(d)
On August 11, 2008, Prometálica Mineração Ltda. (“PML”) filed a judicial restructuring in Belo Horizonte, in the state of Minas Gerais, Brazil.  The primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda. (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the NSR due from PML if PML is unable to pay the Company.  As at June 30, 2011 the amount of the obligation due from PML is approximately $1.0 million.

(e)
The Company’s subsidiaries MSOL and Mineração Turmalina Ltda. (“MTL”) were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($242,000).  As at June 30, 2011, prepaid expenses and sundry assets include $242,000 receivable from BW Mineração, a wholly owned subsidiary of BZI (December 31, 2010 - $227,000.)

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

9.      Supplemental Cash Flow Information:

Non-cash financing and investing activities	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Transfer of Zone C in exchange for forgiveness of royalties payable	$473	$342	$998	$839

Sale of iron ore mineral rights	$-	$4,625	$-	$4,625

Cash and cash equivalents:

Cash and cash equivalents include R$157.4 million ($100.8 million) in bank certificates of deposit (December 31, 2010 - R$18.8 million ($11.3 million)) and $1.0 million in term deposits (December 31, 2010 - $1.0 million).

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

10.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The Company enters into derivative contracts in which future payments are dependent upon future exchange rates and gold prices (Note 5(a)). The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments.

Commitments as at June 30, 2011	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$35,472	$-	$-	$-	$35,472
Notes payable
Principal	20,680	11,497	268,781	-	300,958
Interest	14,462	26,379	15,107	-	55,948
	$70,614	$37,876	$283,888	$-	$392,378
Other Commitments
Income taxes payable	$19,898	$-	$-	$-	$19,898
Other liabilities	1,065	81	-	-	1,146
Operating lease agreements	221	-	-	-	221
Management agreement (a)
Operations	297	-	-	-	297
Suppliers' agreements
Mine operations (b)	835	-	-	-	835
Drilling (c)	1,227	-	-	-	1,227
Engineering (d)	4,934	-	-	-	4,934
Reclamation provisions (e)	2,941	1,815	766	30,946	36,468
	$31,418	$1,896	$766	$30,946	$65,026

Total	$102,032	$39,772	$284,654	$30,946	$457,404

(a)	The terms of the management agreement is under one year (Note 8(a)).

(b)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

(c)	The Company has the right to cancel the drilling contracts with 30 to 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 to 60 days.

(d)	The Company has entered into a engineering contract for the Gurupi project which is to be completed in nine months.

(e)	The reclamation provision is not adjusted for inflation and is not discounted.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

11.	Explanation of the Transition to IFRS:

The Company has adopted IFRS effective January 1, 2011.  Prior to the adoption of IFRS the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The Company’s consolidated financial statements for the year ended December 31, 2011 will be the first annual consolidated financial statements prepared in accordance with IFRS.  Accordingly, the Company will make an unreserved statement of compliance with IFRS beginning with its 2011 annual consolidated financial statements.

The accounting policies set out in Note 3 have been applied in preparing these interim consolidated financial statements for the three and six months ended June 30, 2011 and the interim consolidated financial statements for the three months ended March 31, 2011, the comparative information presented in these financial statements and the interim consolidated financial statements for the three months ended March 31, 2010, year ended December 31, 2010, and in the preparation of the opening IFRS consolidated balance sheet as at January 1, 2010 (“Transition Date”).

The Company has applied IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) in preparing these interim consolidated financial statements.  IFRS 1 requires the retrospective application of all effective IFRS as of the Reporting Date (December 31, 2011).  Accordingly, the final reported opening balance sheet and consolidated financial statements for 2010 and 2011 may differ from these financial statements.  IFRS 1 also provides for certain optional exemptions and mandatory exceptions from the full retrospective application of IFRS for first time IFRS adopters.  The optional exemptions and relevant mandatory exceptions applied by the Company are described below.

(a)	IFRS exemptions elected by the Company:

(i)	Leases:

The Company has elected under IFRS 1 not to reassess whether an arrangement contains a lease under IFRIC 4 Determining Whether an Arrangement Contains a Lease for contracts that were assessed under previous Canadian GAAP. Arrangements entered into by the Company before the January 1, 2005 application date of EIC 150, Determining whether an Arrangement contains a Lease, that have not subsequently been assessed under EIC 150, were assessed under IFRIC 4, and no additional leases were identified.

(ii)	Borrowing costs:

The Company may apply the transitional provisions of IAS 23 Borrowing Costs from the later of January 1, 2009 or transition date.  This optional exemption applies to all qualifying assets measured at cost.  Alternatively, the Company may elect IAS 23 from an earlier date and capitalize borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after that date.  The Company has chosen January 1, 2010 as the commencement date for capitalization.

(iii)	Business combinations:

The Company may elect under IFRS 1 to retrospectively apply IFRS 3 Business Combinations or to not restate business combinations prior to a selected date chosen by the Company.  The Company has applied the business combination exemption in IFRS 1.  Hence, it has not restated any business combinations that took place prior to January 1, 2010.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

(iv)	Compound financial instruments:

IFRS 1 provides relief from full retrospective application of IAS 32 on compound financial instruments.  Hence, the Company may elect to retrospectively restate only those compound financial instruments whereby the liability component is outstanding at the date of transition.  The Company has elected to apply this IFRS 1 exemption.

(v)	Decommissioning liabilities included in the cost of property, plant and equipment:

The Company recognizes a decommissioning liability to reclaim land that has been disturbed as a result of mining activities.  IFRS 1 provides the Company with an option to apply the guidance in IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities prospectively to changes in such liabilities occurring after the transition date to IFRS.  The Company has elected to apply this IFRS 1 exemption.

(vi)	Designation of previously recognized financial instruments:

The Company is permitted to designate certain financial assets or financial instruments as FVTPL at the transition date. The Company has elected not to reclassify any financial assets or financial liabilities on transition to IFRS.

(vii)	Fair value or revaluation as deemed cost:

The deemed cost optional exemption provides the Company with the option to measure property, plant and equipment at the transition date based on fair value or a revalued amount.  This election is available on an asset-by-asset basis.  The Company has not elected to apply this exemption.

(viii)	Share-based payments:

IFRS 1 provides an option to apply IFRS 2 Share-based Payment retrospectively to awards that are otherwise exempt from the retrospective application of IFRS 2 for first-time adopters of IFRS.  These exempt awards are equity instruments granted on or before November 7, 2002 and equity instruments granted after November 7, 2002 that have not vested by the transition date.  The Company has not taken this optional election and will apply IFRS 2 only to all equity instruments that were granted after November 7, 2002, but were not vested as of January 1, 2010.

The remaining optional exemptions are not applicable to the Company.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

(b)	IFRS exceptions followed by the Company:

The Company applied the following mandatory exceptions from retrospective application.

(i)	Estimates:

Estimates under IFRS at January 1, 2010 must reflect the conditions at that date and be consistent with estimates made for the same date under Canadian GAAP.  They cannot reflect conditions that arose after the transition date.

(ii)	Hedge accounting:

Hedge accounting may be applied from the transition under IFRS only to hedging relationships that meet the requirements for hedge accounting at that date.  The Company has not applied hedge accounting to its foreign exchange hedging relationships.

The other mandatory exceptions in IFRS 1 are not applicable to the Company.

(c)	Reconciliations between IFRS and Canadian GAAP:

In preparing the Company’s opening IFRS Balance Sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP.  An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial statements, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

Reconciliation of Equity

		January 1, 2010			June 30, 2010			December 31, 2010
	Note	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS

Assets
Current assets:
Cash and cash equivalents		$121,256	$-	$121,256	$58,624	$-	$58,624	$39,223	$-	$39,223
Short-term investments		-	-	-	5,862	-	5,862	-	-	-
Inventory		36,986	-	36,986	39,457	-	39,457	31,495	-	31,495
Prepaid expenses and sundry assets		19,050	-	19,050	18,651	-	18,651	24,523	-	24,523
Derivatives		1,280	-	1,280	108	-	108	168	-	168
		178,572	-	178,572	122,702	-	122,702	95,409	-	95,409
Non-current assets:
Prepaid expenses and sundry assets		35,837	-	35,837	44,036	-	44,036	48,582	-	48,582
Net smelter royalty		1,006	-	1,006	1,006	-	1,006	1,006	-	1,006
Restricted cash		108	-	108	908	-	908	908	-	908
Property, plant and equipment	b,d	205,329	57,419	262,748	240,906	70,603	311,509	343,363	5,452	348,815
Mineral exploration projects	d,e	129,743	(67,507)	62,236	149,139	(80,618)	68,521	90,008	(15,350)	74,658

		$550,595	$(10,088)	$540,507	$558,697	$(10,015)	$548,682	$579,276	$(9,898)	$569,378

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

Reconciliation of Equity (continued)

		January 1, 2010			June 30, 2010			December 31, 2010
	Note	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$22,892	$-	$22,892	$25,534	$-	$25,534	$27,853	$-	$27,853
Notes payable		5,366	-	5,366	10,058	-	10,058	26,130	-	26,130
Income taxes payable	a	15,641	-	15,641	16,645	-	16,645	16,677	-	16,677
Reclamation provisions	b	510	-	510	533	-	533	2,167	-	2,167
Deferred compensation liability		-	-	-	-	-	-	2,436	-	2,436
Other liabilities		-	-	-	-	-	-	704	-	704
		44,409	-	44,409	52,770	-	52,770	75,967	-	75,967
Non-current liabilities:
Notes payable	a	126,784	(1,301)	125,483	133,813	(1,205)	132,608	141,766	(1,102)	140,664
Option component of convertible note	a	-	75,356	75,356	-	50,506	50,506	-	28,776	28,776
Deferred income taxes	e	11,821	(11,371)	450	11,812	(9,235)	2,577	12,558	(12,343)	215
Reclamation provisions	b	12,331	(2,323)	10,008	11,961	(2,732)	9,229	19,462	(1,502)	17,960
Deferred compensation liability	c	8,616	260	8,876	9,889	262	10,151	3,816	1,013	4,829
Other liabilities		738	-	738	964	-	964	497	-	497
Total liabilities		204,699	60,621	265,320	221,209	37,596	258,805	254,066	14,842	268,908

Shareholders' equity
Common shares		365,667	-	365,667	368,429		368,429	369,747	-	369,747
Stock options	c	14,762	-	14,762	14,110		14,110	13,054	-	13,054
Contributed surplus	a	42,028	(40,861)	1,167	42,028	(40,861)	1,167	42,762	(40,861)	1,901
Deficit	f	(76,561)	(29,848)	(106,409)	(87,079)	(6,750)	(93,829)	(100,353)	16,121	(84,232)
		345,896	(70,709)	275,187	337,488	(47,611)	289,877	325,210	(24,740)	300,470

		$550,595	$(10,088)	$540,507	$558,697	$(10,015)	$548,682	$579,276	$(9,898)	$569,378

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

Reconciliation of Comprehensive Income (Loss)

		Three months ended June 30, 2010			Six months ended June 30, 2010			Year ended December 31, 2010
	Note	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS	Previous Canadian GAAP	Effect of transition to IFRS	IFRS

Gold sales		$36,853	$-	$36,853	$77,522	$-	$77,522	$170,788	$-	$170,788
Production costs		(25,683)	-	(25,683)	(50,823)	-	(50,823)	(119,124)	-	(119,124)
Stock-based compensation		(253)	-	(253)	(380)	-	(380)	(482)	-	(482)
Depletion and amortization	b	(8,819)	34	(8,785)	(16,852)	69	(16,783)	(38,762)	185	(38,577)
Gross profit		2,098	34	2,132	9,467	69	9,536	12,420	185	12,605

Operating expenses:
Exploration		1,171	-	1,171	2,279	-	2,279	3,553	-	3,553
Stock-based compensation	c	1,246	699	1,945	1,173	2	1,175	(2,053)	753	(1,300)
Administration		4,819	-	4,819	9,116	-	9,116	20,600	-	20,600
Management fees		297	-	297	636	-	636	1,131	-	1,131
Amortization		126	-	126	250	-	250	560	-	560
Accretion	b	326	(326)	-	726	(726)	-	1,697	(1,697)	-
Other		329	-	329	1,018		1,018	5,051	-	5,051
Total operating expenses		8,314	373	8,687	15,198	(724)	14,474	30,539	(944)	29,595

Income (loss) before the following		(6,216)	(339)	(6,555)	(5,731)	793	(4,938)	(18,119)	1,129	(16,990)

Loss (gain) on derivatives		(61)	-	(61)	192	-	192	(705)	-	(705)
Loss (gain) on conversion option embedded in convertible debt	a	-	7,656	7,656	-	(24,849)	(24,849)	-	(46,580)	(46,580)
Foreign exchange loss (gain)	b,e	988	23	1,011	1,477	98	1,575	(1,697)	453	(1,244)
Accretion expense	b	-	276	276	-	566	566	-	1,517	1,517
Interest expense	a	4,267	49	4,316	8,249	95	8,344	16,638	198	16,836
Interest income		(1,146)	-	(1,146)	(2,507)	-	(2,507)	(3,870)	-	(3,870)
Gain on disposition of property		(4,956)	-	(4,956)	(5,453)	-	(5,453)	(6,794)	-	(6,794)
Write-down on Sabara property		-	-	-	-	-	-	313	-	313
Total other expenses (income)		(908)	8,004	7,096	1,958	(24,090)	(22,132)	3,885	(44,412)	(40,527)

Income (loss) before income taxes		(5,308)	(8,343)	(13,651)	(7,689)	24,883	17,194	(22,004)	45,541	23,537
Income taxes
Current income taxes		139	-	139	2,523	-	2,523	1,616	-	1,616
Deferred income taxes (recovered)	e	465	(17)	448	306	1,785	2,091	172	(428)	(256)
Total income taxes		604	(17)	587	2,829	1,785	4,614	1,788	(428)	1,360

Net income (loss) and comprehensive income (loss)		$(5,912)	$(8,326)	$(14,238)	$(10,518)	$23,098	$12,580	$(23,792)	$45,969	$22,177

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

Notes to reconciliations:

a.
The convertible portion of the 4.5% convertible notes payable previously reported as equity for Canadian GAAP is required to be presented as a liability under IAS 39 Financial Instruments: Recognition and Measurement because it is a derivative on the Company’s common shares that may be settled net in cash or another financial instrument, or in a variable number of the Company’s own shares equal to the net cash value.  Subsequent to the initial measurement, this derivative is measured at fair value with all gains and losses from changes in fair value recognized immediately in earnings.

The impact arising from the changes are summarized as follows:

Consolidated Balance Sheet	January 1, 2010	June 30, 2010	December 31, 2010
Decrease in notes payable	$(1,301)	$(1,205)	$(1,102)
Increase in option component of convertible notes	75,356	50,506	28,776
Decrease in contributed surplus	(40,861)	(40,861)	(40,861)
Increase (decrease) in deficit	$33,194	$8,440	$(13,187)

	Three months	Six months	Twelve months
	ended	ended	ended
Consolidated Comprehensive Income (Loss)	June 30, 2010	June 30, 2010	December 31, 2010
Increase (decrease) in fair value adjustment on option component of convertible notes	$7,656	$(24,849)	$(46,580)
Increase in interest expense	49	95	198
Increase (decrease) in deficit	$7,705	$(24,754)	$(46,382)

b.
Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, an obligation to restore certain land and sites for the effect of the Company’s mining operations is measured using the cost of internal resources and a discount rate that reflects the liability’s specific risks, which can be achieved by adjusting either the cash flows or the discount rate.  Under previous Canadian GAAP, this amount is determined by the cost of third party resources and requires the use of a credit-adjusted risk-free rate. The effect of this change in accounting policy and the application of the IFRS 1 optional exemption was as follows:

The impact arising from the changes are summarized as follows:

Consolidated Balance Sheet	January 1, 2010	June 30, 2010	December 31, 2010
Decrease in reclamation provision	$(2,323)	$(2,732)	$(1,502)
Decrease in property, plant and equipment	(1,758)	(1,685)	(1,568)
Decrease in deferred income taxes	79	20	183
Decrease in deficit	$(644)	$(1,067)	$(117)

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

	Three months	Six months	Twelve months
	ended	ended	ended
Consolidated Comprehensive Income (Loss)	June 30, 2010	June 30, 2010	December 31, 2010
Decrease in depletion and amortization	$(34)	$(69)	$(185)
Decrease in accretion expense	(50)	(160)	(180)
Decrease (increase) in foreign exchange gain	(104)	(252)	997
Related tax effect	17	56	(100)
Increase (decrease) in deficit	$(171)	$(425)	$532

c.
An estimate of forfeitures is required under IFRS 2 Share-based Payment to be considered in the measurement of the grant date fair value.  Under previous Canadian GAAP, forfeitures were not considered.  The impact of this difference on the Company’s RSU plan is a $124 reduction in deferred compensation liability at January 1, 2010 ($165 at June 30, 2010 and $168 at December 31, 2010)

The Company has a SAR plan that was amended to vest in different tranches.  IFRS 2 requires these tranches to be valued separately at fair value, whereas under previous Canadian GAAP, they were valued in aggregate at intrinsic value. The impact of this difference is a $384 increase in deferred compensation liability at January 1, 2010 (Increase of $427 as at June 30, 2010 and increase of $1,181 at December 31, 2010).

No transition differences were identified for the Company’s DSU plan or Stock Option Plan.

The aggregate impact arising from the changes are summarized as follows:

Consolidated Balance Sheet	January 1, 2010	June 30, 2010	December 31, 2010
Increase (decrease) in deferred compensation liabilities	$260	262	$1,013
Increase (decrease) in deficit	$260	$262	$1,013

	Three months	Six months	Twelve months
	ended	ended	ended
Consolidated Comprehensive Income (Loss)	June 30, 2010	June 30, 2010	December 31, 2010
Increase in stock-based compensation	$699	$2	$753
Increase in deficit	$699	$2	$753

d.	Under Canadian GAAP, the Company classified all brown field costs and development costs prior to commercial production as a separate line on the Balance Sheets called mineral exploration projects.

Under IFRS, a mining property will be transferred to mining properties in property, plant and equipment when feasibility studies are completed and there has been a decision to develop the property, which is at an earlier stage than under Canadian GAAP.

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

Consolidated Balance Sheet	January 1, 2010	June 30, 2010	December 31, 2010
Increase in property, plant and equipment	$59,177	$72,288	$7,020
Decrease in mineral exploration projects	(59,177)	(72,288)	(7,020)
Increase in deficit	$-	$-	$-

e.
Under Canadian GAAP, the Company recognized a deferred income tax liability on temporary differences arising on the initial recognition of an asset (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit or loss nor taxable profit or loss. Under IFRS, deferred income taxes on such transactions are not recognized.  As of January 1, 2010, the Company has derecognized the impacts of the deferred income tax liabilities which had previously been recognized on the initial acquisition of the Gurupi project and the Rio De Peixe property.  The effect of this change, as a result of the transition to IFRS, is a decrease in mineral exploration projects of $8,330, and adjustments to deficit as described below for foreign exchange.

Under IFRS, a deferred income tax liability (asset) is recognized for exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates for tax purposes.  Under Canadian GAAP, the above temporary difference is not recognized.

Under IFRS, all deferred income taxes are classified as non-current, irrespective of the classification of the underlying assets or liabilities to which they relate, or the expected reversal of the temporary difference.

The aggregate impact arising from the changes are summarized as follows:

Deferred income taxes	Note	January 1, 2010	June 30, 2010	December 31, 2010
Reclamation provision	b	$(79)	$(20)	$(183)
Derecognition of deferred income taxes on asset acquisition	e	(7,971)	(7,734)	(8,362)
Functional currency adjustment	e	(3,321)	(1,481)	(3,798)
Decrease in deferred income taxes		$(11,371)	$(9,235)	$(12,343)

Consolidated Balance Sheet	January 1, 2010	June 30, 2010	December 31, 2010
Foreign exchange adjustments	$(12)	$225	$(403)
Rio De Peixe property adjustment	371	371	371
Functional currency adjustment	(3,321)	(1,481)	(3,798)
Decrease in deficit	$(2,962)	$(885)	$(3,830)

JAGUAR MINING INC.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and six months ended June 30, 2011 and 2010
(Unaudited)

	Three months	Six months	Twelve months
	ended	ended	ended
Consolidated Comprehensive Income	June 30, 2010	June 30, 2010	December 31, 2010
Decrease (increase) in foreign exchange gain	$127	$350	$(544)
Increase (decrease) in deferred income tax	(17)	1,785	(428)
Increase (decrease) in deficit	$110	$2,135	$(972)

f.	The above changes increased (decreased) deficit (each net of related taxes) as follows:
Consolidated Balance Sheet	Note	January 1, 2010	June 30, 2010	December 31, 2010
Financial instruments	a	$33,194	$8,440	$(13,187)
Reclamation provision	b	(644)	(1,067)	(117)
Stock-based compensation	c	260	262	1,013
Deferred income tax liability	e	(2,962)	(885)	(3,830)
Increase (decrease) in deficit		$29,848	$6,750	$(16,121)

(d)	Statements of cash flows:

The IFRS transition adjustments noted above did not have a material impact on the presentation of the Company’s Statements of Cash Flows.

Finance expense paid has been classified as a financing activity; these were classified as operating activities under Canadian GAAP.

There were no other material differences between the cash flow statements presented under IFRS and the cash flow statements presented under Canadian GAAP for the three and six months ended June 30, 2010 and the year ended December 31, 2010.